FORM 6_K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15-d-16

Of the Securities Exchange Act of 1934

For the Month of February, 2003

Telesis North Communications Inc.

35 – The Links Road, Ste. 210 – Toronto, Ontario, M2P 1T7

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

.

EXHIBITS

Exhibit 1

Press Release Dated February 7, 2003

1.

TELESIS RELEASES OVERDRIVE FOR LOTUS NOTES™

COMMERCIAL AVAILABILITY OF OVERDRIVE FOR LOTUS NOTES WILL INCREASE TELESIS’ GLOBAL FOOTPRINT INTO THE ENTERPRISE MARKET.

Toronto, Ontario, Canada – February 7, 2003 – Telesis (TSX Venture Exchange;  TNC; OTCBB; TNCVF), a developer and market of data acceleration software, announced today that it has released OVERDRIVE for Lotus Notes, a new software product for messaging and web browsing.

OVERDRIVE accelerates Lotus 6 and Domino 6 by reducing data transferred and improving transfer times.  By enhancing the performance over all networks, OVERDRIVE makes the sending of email and web browsing up to three times faster.  This reduces the total cost of ownership and greatly increases user satisfaction.  OVERDRIVE is transparent to the Lotus Notes user, which removes the need for any additional training and support.

As an integrated collaborative environment, IBM’s Lotus Notes combines enterprise-class messaging with calendaring & scheduling capabilities, including the advanced functionality of Lotus Notes 6.  The addition of OVERDRIVE will reduce the bandwidth required for data transfer and Internet browsing on Domino Servers, so that users will be able to benefit from reduced telecommunications costs while significantly enjoying faster access to email and the Internet.

“The messaging markets are dominated by both Exchange and Lotus Notes, so Telesis is now positioned to expand its scope to the broader market of enterprises using Lotus Notes and iNotes Web Access.” Said Derek Woods, CEO and President.  “We have fulfilled our goal of providing improved performances and productivity beyond our current market.  This product release is designed to be coincident with the availability of the new 2.5G/3G wireless networks to existing wired and wireless connections.”

Telesis’ superior ability to accelerate all applications has resulted in worldwide adoption of Mobile Mail Accelerator and OVERDRIVE products.  Telesis has continued the evolution of their data acceleration products, with the release of OVERDRIVE for Lotus Notes.  This will provide an increased footprint into the global enterprise market providing improved performance for all Lotus Notes / iNotes Web Access users.

On the 15th of February, OVERDRIVE for Lotus Notes will be available for download and evaluation at Telesis’ website:  www.telesis.ca .

About Telesis

Founded in 1989, Telesis North Communications Inc. (“Telesis”) (TSX Venture; TNC; OTCBB; TNCVF) develops and markets data acceleration software and landline networks.  The Company’s core product, OVERDRIVE™, allows ISP’s and wireless carriers to accelerate the effective performance of their networks by up to ten (10) times, resulting in cost savings and greater customer satisfaction.  For accessing email, the web, or any corporate application, Telesis “makes data move faster”.  Telesis is headquartered in Toronto, Canada with regional offices in the Unites States and the UK.  The Telesis website can be found at www.telesis.ca.

Contact:

 Telesis Investor Relations

Tel:  (416) 228-2372

Fax: (503) 212-9311

©  2003 Telesis North Communications Inc. Microsoft and Microsoft Exchange are either registered trademarks or trademarks of Microsoft Corp. in the United States and/or other countries.  Other product and company names herein may be trademarks of their respective owners.

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Exchange Act of 1934, and are subject to the safe harbour created by these sections.  Such forward thinking statements, particularly as related to the business plans of the Company, expectations of strategic relationships, business opportunities, acquisitions of capital equipment, availability of investment capital and future financing, and the Company’s ability to gain market share, are based on current expectations that involve a number of risks and uncertainties.  Actual results may differ materially from the Company’s expectations and estimates.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telesis North Communications Inc.

(Registrant)

By:/s/”Elizabeth Forester

Vice President Sales & Marketing

Dated:  February 7, 2003.